GLOBAL BRASS AND COPPER HOLDINGS, INC.

475 N. Martingale Road Suite 1050

Schaumburg, IL 60173

May 20, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

Registration Statement on

Form S-1 (File No. 333-177594)

Dear Mr. Ingram:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration of 10,781,000 shares (including 1,406,000 shares to cover over-allotments) of common stock, par value $0.01 per share, of Global Brass and Copper Holdings, Inc. (the “Company”) be accelerated to May 22, 2013 at 2:00 p.m. Eastern time or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Lawrence G. Wee of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3052.

*****

Very truly yours,

By:	/s/ John H. Walker
Name:	John H. Walker
Title:	Chief Executive Officer

May 20, 2013

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Global Brass and Copper Holdings, Inc.

Filed on Form S-1

Registration No. 333- 177594

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 13, 2013 and the date hereof the number of Preliminary Prospectusus dated May 13, 2013, which were furnished to 4 prospective underwriters and distributed to underwriters, institutional investors, prospective dealers, individuals and others was approximately 6,112.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to May 22, 2013 at 2:00 p.m. Eastern time or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

MORGAN STANLEY & CO. LLC

As Representatives of the

Prospective Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name:	Matt Leavitt
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Ashley MacNeill
Name:	Ashley MacNeill
Title:	Executive Director